Ernst & Young LLP 8488 Rozita Lee Ave. Suite 310 Las Vegas, NV 89113	Tel: +1 702 267 9000 Fax: +1 702 267 9010 ey.com	Exhibit 16.1

May 31, 2024
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Commissioners:
We have read Item 4.01 of Form 8-K dated May 28, 2024, of Everi Holdings Inc. and are in agreement with the statements contained in the second sentence of the second paragraph as it relates to the date of notification of our dismissal and the third and fourth paragraphs on page 1 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.
/s/ Ernst & Young LLP

A member firm of Ernst & Young Global Limited